Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation (and its subsidiaries)

	Quarter ended
	March 31, 2003	Dec. 31, 2002	March 31, 2002
	(dollar amounts in millions)
Income from continuing operations before provision for income taxes and impact of accounting change	$246	$233	$323
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	77	76	86

Total earnings (as defined), excluding interest on deposits	323	309	409
Interest on deposits	34	38	43

Total earnings (as defined)	$357	$347	$452

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	4.20	4.07	4.76
Including interest on deposits	3.22	3.05	3.51